UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2021

_______________________

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 8° piso

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM
1.	Press Release dated June 1, 2021 titled “GeoPark Reports Production and Operations Update in Colombia”

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS PRODUCTION AND OPERATIONS UPDATE IN COLOMBIA

Bogota, Colombia – June 1, 2021 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent Latin American oil and gas explorer, operator and consolidator with operations and growth platforms in Colombia, Ecuador, Chile, Brazil and Argentina provides a production and operations update related to the ongoing situation in Colombia.

As previously announced on May 17, following a series of extensive protests and demonstrations across Colombia that include road blockades affecting logistics and supply chains in general, GeoPark’s crude oil transportation, drilling and mobilization of personnel, equipment and supplies have been restricted in the Llanos and Putumayo basins, affecting the Llanos 34 (GeoPark operated, 45% WI), CPO-5 (GeoPark non-operated, 30% WI) and Platanillo (GeoPark operated, 100% WI) blocks. These events have caused the Company to execute temporary production curtailments since May 8.

Over recent days, conditions for the Company’s normal operations in the Llanos basin have been improving and a significant portion of its curtailed production has been brought back online. Currently, net production curtailments vary between 4,000-5,000 boepd, of which approximately 50% correspond to the Platanillo block, which is shut in. Remaining production curtailments correspond to the CPO-5 and Llanos 34 blocks, which depending on surface logistics are currently producing at 70-85% and 90-95%, respectively, of their capacity.

GeoPark’s net consolidated oil and gas production is currently at 35,000-36,000 boepd, compared to an average production of 38,131 boepd in 1Q2021.

Improved conditions are also allowing the Company to gradually resume its drilling and well maintenance activities in the Llanos basin.

During this time, GeoPark has been able to swiftly and successfully plan and implement a wide range of alternative logistics to minimize curtailments, accelerate the resumption of drilling and maintenance activities and provide continued support to field teams and local communities.

GeoPark’s priority is to ensure the health and safety of its employees, neighbors and contractors. The Company will continue taking all necessary steps to mitigate the impact of current events and once there is more information on the length and overall evolution of these events, GeoPark expects to provide revised oil and gas production guidance and an updated work program.

For further information, please contact:

INVESTORS:

Stacy Steimel Shareholder Value Director T: +562 2242 9600	ssteimel@geo-park.com

Miguel Bello Market Access Director T: +562 2242 9600	mbello@geo-park.com

Diego Gully Investor Relations Director T: +5411 4312 9400	dgully@geo-park.com

MEDIA:

Communications Department	communications@geo-park.com

NOTICE

Additional information about GeoPark can be found in the “Investor Support” section on the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

This press release contains certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company's performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release contains statements that constitute forward-looking statements. Many of the forward- looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including the protests and demonstrations in Colombia, expected or future production, production growth and operating and financial performance, future opportunities in 2021, our 2021 oil and gas production guidance and work program and our capital expenditure plan. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Andrés Ocampo
	Name:	Andrés Ocampo
	Title:	Chief Financial Officer

Date: June 1, 2021